Mail Stop 3010

August 18, 2009

Mr. R. Kirk Morgan
Chief Financial Officer
Internet Capital Group, Inc.
690 Lee Road, Suite 310
Wayne, PA 19087

      Re: Internet Capital Group, Inc
              Form 10-KSB for the year ended December 31, 2008
              Definitive Proxy Statement on Schedule 14A filed April 29, 2009
              File No. 001-16249

Dear Mr. Morgan:

      We have reviewed your response letter dated July 10, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A filed April 29, 2009

Compensation Discussion and Analysis

Elements of ICG's Compensation Program

Bonuses, page 23

1.   We note your discussion in response to previous comment 7 as to why your partner companies would be placed at a competitive disadvantage as a result of your disclosure of corporate targets; however, since you have established a direct correlation between the financial performance of your partner companies and incentive compensation paid to your executive officers, please provide us with your analysis as to why the financial targets would not constitute information material to the investing public.

        Please respond to the comment included in this letter within ten business days. Please submit your response on EDGAR. You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney at (202) 551-3473 or Tom Kluck, Legal Branch Chief at (202) 551-3233 with any other questions.

                        Sincerely,

                        Kevin Woody
                        Accounting Branch Chief